January 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-1004

Re:	5E Advanced Materials, Inc.

Registration Statement on Form S-1 (Registration No. 333-292988)

Concurrence in Acceleration Request

Ladies and Gentlemen:

Konik Capital Partners, LLC, a division of T.R. Winston & Co., as the placement agent for the referenced offering, hereby concurs in the request by 5E Advanced Materials, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. (Eastern Time) on Thursday, January 29, 2026, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”).

The undersigned affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the above-referenced Registration Statement.

Very truly yours,

KONIK CAPITAL PARTNERS, LLC,
a division of T.R. Winston & Co.

By:	/s/ Alden Carrere
Name: Alden Carrere Title: Co-Founder and Partner